11018867

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

xls 3/18

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40635

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CapNet Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15721 Park Row Suite 100
(No. and Street)

Houston (City) Texas (State) 77084 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel L. Ritz, Jr. 281-493-3849 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas, Clay
(Name – *if individual, state last, first, middle name*)

8302 Hausman Road West No. 518 (Address) San Antonio (City) Tx (State) 78249 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

M.G. 3/18

OATH OR AFFIRMATION

I, Daniel L. Ritz, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CapNet Securities Corporation, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ASHLEY STANLEY
Notary Public, State of Texas
My Commission Expires
November 18, 2014

Ashley Stanley
Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clay Thomas, P.C.
Certified Public Accountant

8302 Hausman Road West
No. 518
San Antonio, Texas 78249
(210) 908-9536 (office)
(210) 908-9344 (fax)

Independent Auditor's Report

To the Board of Directors
CapNet Securities Corporation
Houston, Texas

I have audited the statement of financial position of CapNet Securities Corporation as of December 31, 2010 and 2009, and the related statements of statement of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of CapNet Securities Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CapNet Securities Corporation as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clay Thomas P.C.

Clay Thomas, P.C.

February 23, 2011

CapNet Securities Corporation
Statement of Financial Position
For the years ended December 31, 2010 and 2009

Assets

	2010	2009
Current Assets		
Cash	83,538	99,382
Total Current Assets	83,538	99,382
Fixed Assets		
Furniture and Fixtures	40,121	129,156
Leasehold Improvements	-	5,777
Accumulated Depreciation	(3,332)	(104,831)
Net Fixed Assets	36,789	30,102
Other Assets		
Deposits	13,868	-
Prepaid Expenses	10,667	477
Total Other Assets	24,535	477
Total Assets	144,862	129,961

Liabilities and Stockholders' Equity

	2010	2009
Current Liabilities		
Accounts Payable	48,898	6,024
Commissions Payable	5,980	863
Due to Affiliates	-	20,746
Total Current Liabilities	54,878	27,633
Stockholders' Equity		
Common Stock ($.01 Par, 1,000,000 authorized, 119,750 issued and outstanding)	1,198	1,198
Additional Paid in Capital	810,058	810,058
Accumulated Deficit	(721,272)	(708,928)
Total Stockholders' Equity	89,984	102,328
Total Liabilities and Stockholders' Equity	144,862	129,961

The information in the Notes to the Financial Statements is an integral part of these statements.

CapNet Securities Corporation
Statement of Operations
For the Years Ending December 31, 2010 and 2009

	2010	2009
Revenue		
Commissions	290,289	162,565
Professional Services	15,350	38,268
Fees	11,250	44,893
Other Income	82,970	6,834
Total Revenue	399,859	252,560
Operating Expenses		
General and Administrative	90,024	175,355
Payroll and Related Expenses	26,300	37,350
Commissions	46,093	101,770
Professional Fees	229,654	81,081
Total Expenses	392,071	395,556
Income From Operations (Loss)	7,788	(142,996)
Other Income (Expense)		
Interest Income	41	85
Gain/Loss on Disposal of Assets	(17,588)	-
Loss on Sale of Investments	(2,585)	(2,585)
Total Other Income (Expense)	(20,132)	(2,501)
Net Income (Loss)	(12,344)	(145,497)

The information in the Notes to the Financial Statements is an integral part of these statements.

CapNet Securities Corporation
Statement of Cash Flows
For the Years Ending December 31, 2010 and 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	(12,344)	(145,497)
Adjustments to reconcile Net Loss		
to net cash used by operating activities:		
Accounts Receivable	-	19,296
Deposit	(13,868)	2,479
Dain Rauscher	-	2,585
Due From Affiliates	(20,746)	81,429
Due to Affiliates	-	20,746
Employee Receivables	-	70,224
Accounts Payable	42,874	(23,248)
Commissions Payable	5,118	863
Depreciation	-	16,888
Prepaid Expenses	(10,190)	(477)
Net cash (used) provided by Operating Activities	(9,156)	45,288
CASH FLOWS FROM INVESTING ACTIVITIES		
Telephone System	32,226	(154)
Leasehold Improvements	5,777	-
Equipment	12,074	-
Furniture	44,735	-
Accumulated Depreciation	(101,500)	-
Net cash used by Investing Activities	(6,688)	(154)
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional paid in capital	-	100
Retained Earnings	-	-
Net cash provided by Financing Activities	-	100
Net cash increase (decrease) for period	(15,844)	45,234
Cash at beginning of period	99,382	54,149
Cash at end of period	83,538	99,382

CapNet Securities Corporation
Changes in Stockholders' Equity
For the years ended December 31, 2010 and 2009

	Common Stock				
	Shares	**Amount**	**APIC**	**Retained Earnings**	**Total**
Balance at December 31, 2007	**119,750**	**1,198**	**743,672**	**(449,179)**	**295,691**
Capital Contributions	-	-	58,450	-	**58,450**
Net Income, 2008	-	-	-	(114,251)	**(114,251)**
Balance at December 31, 2008	**119,750**	**1,198**	**802,122**	**(563,431)**	**239,889**
Capital Contributions	-	-	7,936	-	**7,936**
Net Income, 2009	-	-	-	(145,497)	**(145,497)**
Balance at December 31, 2009	**119,750**	**1,198**	**810,058**	**(708,928)**	**102,328**
Capital Contributions	-	-	-	-	-
Net Income, 2010	-	-	-	(12,344)	**(12,344)**
Balance at December 31, 2010	**119,750**	**1,198**	**810,058**	**(721,272)**	**89,984**

The information in the Notes to the Financial Statements is an integral part of these statements.

CapNet Securities Corporation
Notes to Financial Statements
December 31, 2010

Note A. Summary of Significant Accounting Policies

Business Activity

CapNet Securities Corporation is a brokerage firm formed for the purpose of generating commissions through buying and selling securities for customers. The Company is a broker-dealer registered with the Securities and Exchange Commission.

Cash Equivalents

For purpose of the statement of cash flows, the company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents at December 31, 2010.

Accounts Receivable

Management considers all amounts recorded as trade receivables as fully collectible. As such, no allowance is provided. All amounts are due from a single hedge fund financial institution. We establish an allowance for bad debts through a review of several factors including historical collection experience, current aging status of the customer accounts, and financial condition of our customers. We do not generally require collateral for our accounts receivable.

Equipment and Furniture

Equipment and furniture are stated at cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the useful lives of the respective assets, generally five years.

Income Taxes

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using anticipated tax rates and laws that will be in effect when the differences are expected to reverse. The realizability of deferred tax assets are evaluated annually and a valuation allowance is provided if it is more likely than not that the deferred tax assets will not give rise to future benefits in the company's tax return.

Revenue and Cost Recognition

The company prepares its books on the accrual basis of accounting. The company recognizes revenues from brokerage firm commissions when confirmation of each, individual transaction is received from the brokerage firm. The company recognizes commissions due to its salesmen at the end of each month, after receiving a final confirmation of the month's transactions from the individual brokerage firms.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B – Equipment and Furniture

Equipment, furniture, and leasehold improvements consisted of the following as of December 31, 2010.

Equipment and Furniture	$40,121
	40,121
Less: Accumulated Depreciation	(3,332)
Total	$36,789

Depreciation expense of $3,332.

Note C – Net Capital Requirements

The company is subject to a $5,000 minimum capital requirement or a minimum net capital required at 6-2/3% or aggregated indebtedness under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and related net capital ratio fluctuate on a daily basis; however as of December 31, 2010, the net capital was $28,660, which exceeded the required minimum capital by $23,660. The company's ratio of aggregated indebtedness to net capital was 191% at December 31, 2010.

Note D – Commitments and Contingencies

From time to time, the Company is involved in certain legal actions and claims arising in the normal course of business. Management is of the opinion that such matters will be resolved without a material effect on the Company's financial condition or results of operations.

In December 2007, Galveston Company, LLC sued CapNet Securities Corporation, among others, in the 152nd District Court of Harris County, Texas. Galveston Company, LLC, owned a parcel of property located along the Houston Ship Channel and retained CapNet to find a buyer for the property and a tank car cleaning business located on the property in an effort to delay foreclosure by Galco's largest creditor, the Royal Bank of Philadelphia.

Galveston Company, LLC have claimed damages in excess of $15 million. CapNet has filed counterclaims against all plaintiffs seeking $3 million for breach of contract, fraud, and conspiracy. We also believe that Galveston Company, LLC has no reasonable basis for their claims and anticipate that the result will have no material effect on the company's financial statements.

Clay Thomas, P.C.
Certified Public Accountant

8302 Hausman Road West
No. 518
San Antonio, Texas 78249
(201) 908-9536 (office)
(210) 908-9344 (fax)

Independent Auditor's Report on Internal Accounting Control
Required by SEC Rule 17a-5

To the Board of Directors
CapNet Securities Corporation
Houston, Texas

In planning and performing my audit of the financial statements of CapNet Securities Corporation for the year ended December 31, 2010 and 2009, I considered its internal control structure, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregated indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examination, counts, verifications and comparisons;
2. Recording of differences required by Rule 17a-13, and;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of CapNet Securities Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's afore-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the

design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that CapNet Securities Corporation's practices and procedures were adequate at December 31, 2010 and 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Clay Thomas P.C.

Clay Thomas, P.C.

February23, 2011

CapNet Securities Corporation
Computation of Net Capital Pursuant to Rule 15C3-1
As of December 31, 2010

Total Equity From Statement of Financial Position	89,984
Less: Non-Allowable Assets:	
Statement of Financial Position	61,324
Net Capital	28,660

Computation of Basic Net Capital Requirement

Minimum of Net Capital Required (6 2/3% of aggregate indebtedness)	3,659
Minimum Dollar Net Capital Required	5,000
Net Capital Required (Greater of Above Two Figures)	5,000
Excess Net Capital	23,660
Excess Net Capital at 1,000%	22,660

Computation Ratio of Aggregate Indebtedness to Net Capital

Total Liabilities (Per Statement of Financial Position)	54,878
Percentage Aggregate Indebtedness to Net Capital	191%

CapNet Securities Corporation
Schedule 1 - Computation of Net Capital Under Rule 15C3-1
of the Securities and Exchange Commission
As of December 31, 2010

Reconciliation With Company's Computation
(Including Part II of Form X-17a-5)

Net Capital, as Reported in Company's Part II (Unaudited) Focus Report	52,124
Net Audit Adjustments	(23,464)
Other Items	
Net Capital Per Above	28,660